August 1, 2018

Max Chin Li
President
Saddle Ranch Media, Inc.
5020 Campus Drive
Newport Beach, CA 92660

       Re: Saddle Ranch Media, Inc.
           Offering Statement on Form 1-A
           Filed July 9, 2018
           File No. 024-10866

Dear Mr. Li:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed July 9, 2018

Part I
Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page v

1. We note that in Item 4 of Part I of your offering statement that you state that you are not conducting your offering on a best efforts basis. However, throughout your offering statement, you state that you are conducting the offering on a best efforts basis. Please revise your filing as necessary to reconcile these disclosures. Distribution, page 22

2. Throughout your offering statement you make seemingly conflicting statements about your use of an escrow. For example, on your cover page you state that the funds of this
 Max Chin Li
FirstName LastNameMax Chin Li
Saddle Ranch Media, Inc.
Comapany2018
August 1, NameSaddle Ranch Media, Inc.
Page 2
August 1, 2018 Page 2
FirstName LastName
         offering will not be placed into an escrow account. But on page 23, in your Procedure for
         Subscribing section, you discuss funds required by the subscription agreement being transferred to "the escrow account." Please clarify these statement throughout your offering statement.
Procedure for Subscribing, page 23

3. We note that you state that potential investors may use the website www.minivest.com.
         This site, however, is non-functioning. Please remove reference to this website or advise when it will be functioning.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Forward-looking Statements, page 24

4. Note that the safe harbor protections for forward-looking statements under the Private
         Securities Litigation Reform Act does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See
         Section 27A of the Securities Act of 1933. Please delete all references to the safe-harbor provided by the Private Securities Litigation Reform Act throughout your offering document.
Plan of Operations, page 24

5. Please expand your discussion to disclose where the company currently is in executing its business strategy and operations.
General

6. Please revise your signature page to indicate who is signing your offering statement as your principal accounting officer. Please refer to Instruction 1 to Signatures of Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Max Chin Li
Saddle Ranch Media, Inc.
August 1, 2018
Page 3

       Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy,
Legal Branch Chief, at 202-551-3257 with any questions.

FirstName LastNameMax Chin Li
Comapany NameSaddle Ranch Media, Inc.
                                                         Division of
Corporation Finance
August 1, 2018 Page 3                                    Office of
Telecommunications
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